Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business June 30, 2015, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$17,464
Interest-bearing balances		189,787
Securities:
Held-to-maturity securities		80,102
Available-for-sale securities		233,717
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		1,864
Securities purchased under agreements to resell		18,746
Loans and lease financing receivables:
Loans and leases held for sale		20,241
Loans and leases, net of unearned income	848,562
LESS: Allowance for loan and lease losses	10,493
Loans and leases, net of unearned income and allowance		838,069
Trading Assets		39,221
Premises and fixed assets (including capitalized leases)		7,527
Other real estate owned		1,849
Investments in unconsolidated subsidiaries and associated companies		855
Direct and indirect investments in real estate ventures		0
Intangible assets
Goodwill		21,627
Other intangible assets		17,894
Other assets		64,908

Total assets		$1,553,871

LIABILITIES
Deposits:
In domestic offices		$1,086,292
Noninterest-bearing	343,725
Interest-bearing	742,567
In foreign offices, Edge and Agreement subsidiaries, and IBFs		140,792
Noninterest-bearing	669
Interest-bearing	140,123
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		594
Securities sold under agreements to repurchase		19,806

Dollar Amounts In Millions

Trading liabilities	18,515
Other borrowed money
(includes mortgage indebtedness and obligations under capitalized leases)	89,743
Subordinated notes and debentures	16,760
Other liabilities	33,801

Total liabilities	$1,406,303

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	106,692
Retained earnings	36,940
Accumulated other comprehensive income	2,986
Other equity capital components	0

Total bank equity capital	147,137
Noncontrolling (minority) interests in consolidated subsidiaries	431

Total equity capital	147,568

Total liabilities, and equity capital	$1,553,871

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry
Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

John Stumpf	Directors
James Quigley
Enrique Hernandez, Jr.